SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 1)

eFFECTOR Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28202V108

(CUSIP Number)

Dale Holladay

c/o U.S. Venture Partners

1460 El Camino Real, Suite 100

Menlo Park, CA 94025

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 28202V108	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners X, L.P. (“USVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

4,341,682 shares, except that Presidio Management Group X, L.L.C. (“PMG X”), the general partner of USVP X, may be deemed to have sole voting power with respect to such shares, and Casey M. Tansey (“Tansey”), the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Jonathan D. Root (“Root”), a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		4,341,682 shares, except that PMG X, the general partner of USVP X, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,341,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.5%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 28202V108	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). USVP X Affiliates, L.P. (“AFF X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

138,896 shares, except that PMG X, the general partner of AFF X, may be deemed to have sole voting power with respect to such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
		138,896 shares, except that PMG X, the general partner of AFF X, may be deemed to have the sole power to dispose of such shares, and Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	138,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.3%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 28202V108	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Presidio Management Group X, L.L.C. (“PMG X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,480,578 shares, of which 4,341,682 shares are directly owned by USVP X and 138,896 shares are directly owned by AFF X. PMG X, the general partner of USVP X and AFF X, may be deemed to have sole power to vote such shares, Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole voting power with respect to such shares.
8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER.

4,480,578 shares, of which 4,341,682 shares are directly owned by USVP X and 138,896 shares are directly owned by AFF X. PMG X, the general partner of USVP X and AFF X, may be deemed to have sole power to vote such shares, Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares and Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.

10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,480,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 28202V108	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8

SHARED VOTING POWER.

4,480,578 shares, of which 4,341,682 shares are directly owned by USVP X and 138,896 shares are directly owned by AFF X. Tansey, the sole managing partner of PMG X, may be deemed to have shared voting power with respect to such shares.

	9

SOLE DISPOSITIVE POWER.

4,480,578 shares, of which 4,341,682 shares are directly owned by USVP X and 138,896 shares are directly owned by AFF X. Tansey, the sole managing partner of PMG X, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,480,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 28202V108	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER.

4,480,578 shares, of which 4,341,682 shares are directly owned by USVP X and 138,896 shares are directly owned by AFF X. Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole power to vote such shares.

	8	SHARED VOTING POWER. 0 shares.
	9

SOLE DISPOSITIVE POWER.

4,480,578 shares, of which 4,341,682 shares are directly owned by USVP X and 138,896 shares are directly owned by AFF X. Root, a managing member of PMG X with additional rights with respect to the Issuer’s securities, may be deemed to have sole dispositive power with respect to such shares.

	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,480,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	10.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 28202V108	13D	Page 7 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on August 25, 2021 (as amended, the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of eFFECTOR Therapeutics, Inc., a Delaware corporation (the “Company”) and is being filed to report the sale of Common Stock of the Company held by certain of the Reporting Persons. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 11120 Roselle Street, Suite A, San Diego, California. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 3 of Schedule 13D is hereby amended by adding the following to the end thereof:

USVP X sold shares of the Issuer’s Common Stock on the open market as set forth below:

Date of Transaction	Number of shares of Common Stock	Price per share
11/9/2021	27,892	11.004
11/10/2021	32,946	10.436
11/11/2021	11,644	10.368
11/12/2021	11,628	10.070
11/15/2021	4,914	9.811
11/16/2021	8,062	9.419
11/17/2021	9,918	9.127
11/18/2021	16,226	8.528
11/19/2021	7,017	8.121
11/22/2021	25,371	7.860
11/23/2021	14,418	7.403
11/24/2021	35,388	7.355
11/26/2021	4,870	7.012
11/29/2021	24,965	6.695
11/30/2021	26,559	6.532
12/1/2021	18,648	6.437
12/2/2021	7,861	5.680
5/9/2022	3,876	2.536
5/10/2022	38,743	2.413

CUSIP No. 28202V108	13D	Page 8 of 10 Pages

AFF X sold shares of the Issuer’s Common Stock on the open market as set forth below:

Date of Transaction	Number of shares of Common Stock	Price per share
11/9/2021	893	11.004
11/10/2021	1054	10.436
11/11/2021	373	10.368
11/12/2021	372	10.070
11/15/2021	157	9.809
11/16/2021	257	9.420
11/17/2021	317	9.128
11/18/2021	519	8.528
11/19/2021	224	8.120
11/22/2021	812	7.860
11/23/2021	461	7.404
11/24/2021	1132	7.355
11/26/2021	156	7.008
11/29/2021	799	6.695
11/30/2021	850	6.533
12/1/2021	597	6.437
12/2/2021	252	5.680
5/9/2022	124	2.537
5/10/2022	1241	2.413

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

Item 4 is hereby amended to add the following statements:

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 41,395,362 outstanding shares of common stock outstanding as disclosed by the Company in its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 10, 2022.

CUSIP No. 28202V108	13D	Page 9 of 10 Pages

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreements of USVP X and AFF X, the limited liability company agreement of PMG X, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or member.

(e)       Not applicable.

CUSIP No. 28202V108	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2022

PRESIDIO MANAGEMENT GROUP X, L.L.C.

U.S. Venture Partners X, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

USVP X AFFILIATES, L.P.
By Presidio Management Group X, L.L.C.
Its General Partner

Jonathan D. Root CASEY M. TANSEY

By: /s/ Dale Holladay _________________________ Dale Holladay, Chief Financial Officer/Attorney-In-Fact for the above-listed entities	By: /s/ Dale Holladay_________________________ Dale Holladay, Attorney-In-Fact for the above-listed individuals

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.